Avalon.AI

Welcome to an opportunity to transform healthcare with Avalon.AI, where we leverage cutting-edge AI and data analytics to dramatically improve healthcare outcomes for employees of self insured companies across the United States. Avalon.AI is aiming to revolutionize patient c ...

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This type of offering is made available through Truvit Crowdfunding, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

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△ AVALON.AI

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Raised	Days Left
$0	**221**

Launch — $9,996 Min — $4,999,992 Max

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Virtual Business Pitch Team About Communication Channel Updates

Business Description

Overview

Welcome to an opportunity to transform healthcare with Avalon.AI, where we leverage cutting-edge AI and data analytics to dramatically improve healthcare outcomes for employees of self-insured companies across the United States. Avalon.AI is aiming to revolutionize patient care by bringing unparalleled access to top-tier healthcare providers and reducing overall healthcare costs.

Our proprietary technology, delivered via intuitive dashboards, empowers users to make informed decisions about their healthcare options. We ensure adherence to treatment protocols, enhancing procedure success rates and overall patient safety.



Avalon.AI's proprietary technology is incredibly easy to use and robust and does the heavy lifting for employees to find best performing physicians in every disease state. Once identified, simply click a button and schedule an appointment online or phone, it's that easy.

We invite you to stand with us as we champion equal healthcare for all, ensuring everyone, regardless of their background, has access to the best medical care available. Your investment will enable us to expand our technological capabilities and increase our market reach, ultimately scaling our impact. We are seeking investors who are passionate about transforming healthcare and are eager to contribute to a system that prioritizes patient safety and quality care.

Use of Funds

Scale Management	Technology (Team & Version 2.0 with App and Wearable)	Marketing & Biz Dev
20%	**50%**	**30%**

Join us at Avalon.AI as we redefine healthcare accessibility and quality of care.



Security Type:

Equity Security

Price Per Share

$12

Shares For Sale

416,666

Post Money Valuation:

$32,072,748

Investment Bonuses!

Amount Based Incentives (Bonus shares to be issued by the issuer after the raise has completed):

Invest $2,500+ and receive 5% Bonus Shares.

Invest $5,000+ and receive 10% Bonus Shares.

Invest $10,000+ and receive 15% Bonus Shares.

Invest $25,000+ and receive 20% Bonus Shares.

Invest $30,000+ and receive % Bonus Shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

*** Crowdfunding investments made through a self-directed IRA cannot receive perk bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an indirect or personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

Regulatory Exemption:

Regulation Crowdfunding – Section 4(a)(6)

Deadline:

October 21, 2024

Minimum Investment Amount:

$492

Target Offering Range:

$9,996-$4,999,992

*If the sum of the investment commitments does not equal or exceed the minimum offering amount at the offering deadline, no securities will be sold and investment commitments will be cancelled returned to investors.

Form C Submission

Problem

250,000 PEOPLE
DIE EACH YEAR
DUE TO MEDICAL ERRORS

Avalon.AI is committed to ending this tragedy

Navigating healthcare today is perilous and expensive. **Statistics reveal that medical errors lead to 250,000 deaths annually and generate around $20 Billion in costs** (Johns Hopkins). This chaotic system leads to overutilization of services - 22% of medications and 11% of medical procedures are unnecessarily prescribed or performed, highlighting a dire need for change.

The Current State of Healthcare
FOR A TYPICAL PATIENT IN THE SYSTEM

- Path unclear & often pre-established for the patient
- Continue random walk
- Unaware of the pitfalls
- Begin Post Operative Journey
- Random Journey, uneducated to the process, unclear pathway
- Procedure occurs
- Fear & uncertainty
- Possible rework

→ **PATH A PATIENT TAKES TODAY** →

Solution

Avalon.AI answers this call with a comprehensive, data-driven platform that connects employees with top-performing physicians. Our proprietary technology, including real-time dashboards and Healthcare GPS, empowers employees with:



1
Instant access to top-tier healthcare providers.

2
Personalized healthcare management tools that guide users through the healthcare landscape, making informed decisions easier than ever.

3
A streamlined approach to scheduling with high-quality physicians, reducing wait times and administrative hassles

Market Differentiation and Innovation

Avalon.AI stands out by seamlessly integrating with existing workplace tools, avoiding the disruptions typical with new system adoption. Our platform leverages advanced AI to swiftly analyze extensive data, enhancing care quality and reducing costs, all within regulatory compliance. We remain independent from network-owned solutions, ensuring unbiased healthcare choices.

Our Proven Track Record

With trusted partnerships and clients including esteemed institutions like Johns Hopkins and Columbia, Avalon.AI is an emerging leader in healthcare technology. Our operational success is demonstrated by our expanding client list, showcasing our capability to deliver on our promises.

Regulatory Compliance and Innovations

Avalon.AI is committed to maintaining the highest standards of regulatory compliance. Our platform is designed to adhere to all relevant healthcare regulations, ensuring that our innovations not only lead the market, but also meet all legal and ethical standards.

Business Model

Our Business Model is SaaS-based with price points at $6/employee/month. In our experience, we did not want cost to be a barrier to entry as the value prop ROI is $1500/employee/year YOY. **For a company with 100K employees that's a $150,000,000 savings YOY in medical costs like multiple visits, unnecessary imaging and tests, ER visits, etc.**

We have already teed up several mid-size and large clients including a client with 185,000 employees that we believe will use Avalon.AI this year.

Market Projection

Avalon.AI targets a broad market of over 10 million employees across government, airline, energy, food, and agricultural sectors. With a current client base that includes Johns Hopkins and Columbia, we are poised for rapid expansion. Our financial projections are robust, projecting Avalon.AI to grow from 250,000 employees using the platform to 5 million within 4 years, significantly increasing our revenue and EBITDA.

	Year 1	Year 2	Year 3	Year 4
Employees	250,000	1,000,000	2,500,000	5,000,000
Passport Program	12,500	50,000	125,000	250,000
SaaS Clients	10	25	50	100



Competition

To date, there are a few competitors who proport to deploy a similar business model such as Embold or Healthcare Bluebook, but it usually involves benefiting financially from referrals and limited in scope and ability. Avalon.AI is the first unbiased company to identify best performing physicians for all working Americans. We work for them!

Traction & Customers

Avalon.AI currently has 350,000 employees signed up through their company with a total of 25+ companies using Avalon.AI. We hope to scale to 50+ companies using Avalon.AI in 2025.

Investors

To date, Avalon.AI has raised a total of $1,515,00 through friends and family rounds shown below:

Convertible Notes sold in throughout 2020

Type of Security Sold: Convertible Notes

Final Amount Sold: $515,000

Number of Securities Sold: 515,000

Use of Proceeds: The net proceeds were used for working capital and general corporate purposes.

Regulatory Exemption: Section 4 (A)(2)

Class A Voting Capital Units sold on July 24, 2020

Type of Security Sold: Class A Voting Capital Units

Final Amount Sold: $1,000,000

Number of Securities Sold: 501,140

Use of Proceeds: The net proceeds were used for working capital and general corporate purposes.

Regulatory Exemption: Section 4 (A)(2)

Terms

Up to $4,999,992.00 in Class B Non-Voting Capital Units at $12.00 per Unit, with a minimum target amount of $9,996.00.

Offering Minimum: $9,996.00 | 833 shares of Class B Non-Voting Capital Units
Offering Maximum: $4,999,992.00 | 416,666 shares of Class B Non Voting Capital Units
Type of Security Offered: Class B Non-Voting Capital Units
Purchase Price of Security Offered: $12.00 Per Unit
Minimum Investment Amount (per investor): $492.00

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $492.00. The Company must reach its Target Offering Amount of $9,996.00 by December 31st, 2024 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

Terms

Up to $4,999,992.00 in Class B Non-Voting Capital Units at $12.00 per Unit, with a minimum target amount of $9,996.00.

Offering Minimum: $9,996.00 | 833 shares of Class B Non-Voting Capital Units
Offering Maximum: $4,999,992.00 | 416,666 shares of Class B Non-Voting Capital Units

Type of Security Offered: Class B Non-Voting Capital Units
Purchase Price of Security Offered: $12.00 Per Unit
Minimum Investment Amount (per investor): $492.00

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $492.00. The Company must reach its Target Offering Amount of $9,996.00 December 21st, 2024 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

Amount-Based Incentives (Bonus shares to be issued by the issuer after the raise has completed):

Invest $2,500+ and receive 5% Bonus Shares.

Invest $5,000+ and receive 10% Bonus Shares.

Invest $10,000+ and receive 15% Bonus Shares.

Invest $25,000+ and receive 20% Bonus Shares.

Invest $50,000+ and receive % Bonus Shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

***Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

Risks

Please be sure to read and review the Offering Statement. A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.
These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Neither PicMii Crowdfunding nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

The information contained herein includes forward-looking statements. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Virtual Business Pitch | Team | About | Communication Channel | Updates



Christopher Malter
CEO
Background
Healthcare & Venture Experience, numerous exits



Lorraine Hutzler
Clinical
Background
Center for Quality and Patient Safety at NYU Langone Orthopedic Hospital, founding partner of Labrador Healthcare Consulting Services, focused on assisting medical facilities and physician practices develop patient safety and quality infrastructure. Adjunct Professor at New York University and reviewer for Journal of Healthcare Quality.



Bin Yu, Ph.D.
Technology
Background
Data Science at Macy's and VP of Data and AI for Focus Brands, franchisor and operator of restaurants across 55 countries growing revenue $48M through optimization of entire customer experience funnel.



Mike Fox
Enterprise Benefits Specialist
Background
Southwest for Willis Towers Watson, expert on employer provided benefit plans and recognized as one of 500 Most Influential Business People in Los Angeles by Los Angeles Business Journal 2018-2022.



Kirstin Schardt
Employer Financing
Background
Financial Analyst and Patient Portal Specialist at NYU Langone Health, Master's in Public Administration, Health Policy and Management from NYU Robert F. Wagner Graduate School of Public Service.



Max Henderson
Lead Data Strategist
Background
Data Analytics at DataStream Cyber Insurance, Ph.D. in Physicians with a concentration on computational and biological physics from Drexel University.



Dr. Michael Suk, MD, JD, MPH, MBA
Clinical
Background
Board-certified Orthopaedic surgeon selected as chair-elect of the American Medical Association's Board of Trustees in June 2023. Professor and chair of Musculoskeletal Institute at Geisinger Health System, additionally serving as Chief Physician Officer of Geisinger System Services, providing clinical leadership to $1.5B enterprise supply chain and pharmacy division. Former White House Fellow in 2003 and Baldrige Executive Fellow in 2017.



Dr. Marty Makary, MD
Clinical
Background
Chief of Islet Transplant Surgery, Johns Hopkins. Two-time New York Times bestselling author, writer for The Wall Street Journal and served in leadership at the World Health Organization. Recipient of the 2020 Business Book of the Year for, "The Price We Pay", described by Steve Forbes as "A must-read for every American". Recipient of the Nobility in Science Award from the National Pancreas Foundation, has published over 250 peer-reviewed scientific articles and has been elected to the National Academy of Medicine.



Mike Cunningham
Technology
Background
Accomplished Fortune 50 business leader, most recently serving as Chief Commercial Officer for OptumRx, a $95B division of United Health Group. Previously Chief Operating Officer of Growth for Optum, leading double-digit organic growth for over 8 years, developing over $30B in accelerated organic revenue. Served as President for United Healthcare National Accounts, managing $10B P&L and realizing 100% increase in clients a 500% increase in members.

Virtual Business Pitch | Team | About | Communication Channel | Updates

Legal Company Name
Avalon.AI

Location
304 Indian Trace
Weston, Florida 33326

Number of Employees
2

Incorporation Type
LLC

State of Incorporation
Florida

Date Founded
March 24, 2020